UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report June 5, 2018

Commission File No. 024-10782

Tulsa Real Estate Fund, LLC

Georgia

(State or other jurisdiction of incorporation or organization)

Tulsa Real Estate Fund, LLC

3355 Lenox Road NE, #750

Atlanta, GA 30326

1-844-73-TULSA

info@tulsarealestatefund.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38730 Sky Canyon Drive – Suite A

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

An Offering of 1,000,000 Class A Membership Interests

Item 9. Other Events

Appointment of Chief Communications Officer

Ernestine Johnson has agreed to act as our Chief Communications Officer as part of the management team of Tulsa Real Estate Fund, LLC. Currently, Ms. Johnson has agreed to work without compensation until such time the Manager, Tulsa Founders, LLC, receives its designated fees in accordance with the Offering Circular (“Offering Circular”) of the Company.

Ernestine Johnson is a successful entrepreneur, working actress and the most viral poet of her generation. She started investing in real estate in one of the most underserved areas in Atlanta Georgia in 2016 with the mindset of stopping gentrification in a once thriving, historically black, self-sustaining community in Bankhead. As a native of Los Angeles CA, where the area she grew up in is rapidly changing, she understands the importance of combatting gentrification. Johnson who runs a personal concierge firm filled with a roster of A-list celebrity clientele and over three dozen professional athletes. She has made a name for herself after stellar performances on The Arsenio Hall Show, David Banner’s “The God Box,” and Cyhi The Prynce’s “No Dope On Sunday’s”. Ernestine is intentional about using her intellect, art, platform and influential relationships to spread awareness about the importance of wealth building, social repair in the Black community and empowering underserved communities worldwide.

Ms. Johnson is engaged to our Manager’s CEO, Mr. Jay Morrison. Their wedding is scheduled for July 21, 2018.

Jay Morrison Personal Bankruptcy

Mr. Jay Morrison, our Manager’s CEO, filed for personal Chapter 7 bankruptcy in 2016 in the state of New Jersey under his legal name, Jermaine Morrison (Case number 3:16-ap-01841.) An adversarial proceeding within the bankruptcy case was filed against Mr. Morrison in November of 2016 (Adversary case 16-01841) by Mr. Michael Avant and Ms. Constance Clanton. To date, the bankruptcy has not been discharged and the dispute is still pending. The bankruptcy and adversarial proceeding are both personal matters that are not expected to effect the Company, its assets, or its performance.

Due to the material nature of this disclosure, those investors that feel that their decision to invest would have been affected by this information are encouraged to immediately express their concerns with the Company by contacting them at 1-844-73-TULSA or info@tulsarealestatefund.com

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tulsa Real Estate Fund, LLC

/s/ Jay Morrison

Jay Morrison, Manager of Tulsa Founders, LLC

Manager

July 5, 2018

3